Exhibit 99.1

Aurora Cannabis to Host Fourth Quarter and Full Fiscal Year 2021 Investor Conference Call and Related Year End Informational Filings

NASDAQ | TSX: ACB

EDMONTON, AB, Sept. 7, 2021 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NASDAQ: ACB) (TSX: ACB), the Canadian company defining the future of cannabinoids worldwide, announced today that it has scheduled a conference call to discuss the results for its fourth quarter and full fiscal year 2021 on Tuesday, September 21, 2021 at 5:00 p.m. Eastern Time | 3:00 p.m. Mountain Time. The Company will report its financial results for the fourth quarter and full fiscal year 2021 after the close of markets that same day.

Conference Call Details

DATE:	Tuesday, September 21, 2021
TIME:	5:00 p.m. Eastern Time | 3:00 p.m. Mountain Time
WEBCAST:	http://public.viavid.com/index.php?id=146159

Miguel Martin, Chief Executive Officer, and Glen Ibbott, Chief Financial Officer, will host the conference call and question and answer period. Investors may submit questions in advance or during the conference call through the weblink listed above. This weblink has also been posted to the Company's Investor Relations webpage at https://investor.auroramj.com/ under "News & Events".

Additionally, Aurora has announced that along with the filing of its annual financial statements, it expects to file other annual disclosure documents – including the Annual Information Form. Furthermore, Aurora announced that it has scheduled its Annual General Meeting of shareholders, which due to the COVID-19 pandemic, will be held virtually on Friday, November 12, 2021 at 12 p.m. Eastern Time | 10:00 a.m. Mountain Time. In conjunction with the meeting, Aurora expects to file its Information Circular and related proxy materials, which will be available for download under its profile on both SEDAR and EDGAR.

About Aurora

Aurora is a global leader in the cannabis industry serving both the medical and consumer markets. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis dedicated to helping people improve their lives. The Company's brand portfolio includes Aurora, Aurora Drift, San Rafael '71, Daily Special, AltaVie, MedReleaf, CanniMed, Whistler, and Reliva CBD. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, performance, wellness and recreational markets wherever they are launched. For more information, please visit our website at www.auroramj.com.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB" and is a constituent of the S&P/TSX Composite Index.

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include statements regarding: the timing for reporting of our financial results for the fourth quarter and full fiscal year 2021 and associated conference call, as well as timing for our Annual General Meeting and filing of related proxy materials. These forward-looking statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward looking statements are based on the opinions, estimates and assumptions of management in light of management's experience and perception of historical trends, current conditions and expected developments at the date the statements are made, such as current and future market conditions, the ability to maintain SG&A costs in line with current expectations, the ability to achieve high margin revenues in the Canadian consumer market, the current and future regulatory environment and future approvals and permits. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements, including the risks associated with: entering the U.S. market, the ability to realize the anticipated benefits associated with the acquisition of Reliva, achievement of Aurora's business transformation plan, general business and economic conditions, changes in laws and regulations, product demand, changes in prices of required commodities, competition, the effects of and responses to the COVID-19 pandemic and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated September 24, 2020 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com and filed with and available on the SEC's website at www.edgar.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

View original content to download multimedia:https://www.prnewswire.com/news-releases/aurora-cannabis-to-host-fourth-quarter-and-full-fiscal-year-2021-investor-conference-call-and-related-year-end-informational-filings-301370692.html

SOURCE Aurora Cannabis Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/September2021/07/c4211.html

%CIK: 0001683541

For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 17:00e 07-SEP-21